

07003128

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67431

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 25, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brower Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 N. Main Street, Suite 1400
(No. and Street)

Dayton (City) OH (State) 45402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Jackson 937-228-4135
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kentner Sellers, LLP
(Name – *if individual, state last, first, middle name*)

801 Falls Creek Drive (Address) Vandalia (City) OH (State) 45377 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C. 156 SECTION

PROCESSED
MAR 1 4 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BROWER CAPITAL, LLC

FINANCIAL STATEMENTS
and SUPPLEMENTARY INFORMATION

SHORT YEAR (NINE MONTHS) ENDED
DECEMBER 31, 2006

BROWER CAPITAL, LLC
SHORT YEAR (NINE MONTHS) ENDED DECEMBER 31, 2006

TABLE OF CONTENTS



KENTNER SELLERS | LLP

Brower Capital, LLC
Dayton, OH

Independent Auditors' Report

We have audited the the accompanying statement of financial condition of Brower Capital, LLC as of December 31, 2006, and the related statement of income, changes in member's equity, and cash flows for the short year (nine months) then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brower Capital, LLC and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kentner Sellers, LLP

KENTNER SELLERS, LLP
Vandalia, Ohio
January 31, 2007

801 Falls Creek Drive / Vandalia, Ohio 45377 / 937.898.1376 / Fax: 937.898.1516 / www.kentnersellers.com

BROWER CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

	2006
CASH	$ 19,481
	$ 19,481

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$ 0
MEMBER'S EQUITY	19,481
	$ 19,481

See Notes to Financial Statements.

BROWER CAPITAL, LLC
STATEMENT OF INCOME
SHORT YEAR (NINE MONTHS) ENDED DECEMBER 31, 2006

	2006
	$
REVENUES:	
Commission income	$ 0
EXPENSES:	
Consulting	10,145
Insurance	346
Licenses and fees	3,500
Legal fees	1,629
Postage	56
Travel	1,232
Bank service charges	117
	17,025
NET INCOME (LOSS)	$ (17,025)

See Notes to Financial Statements.

BROWER CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
DECEMBER 31, 2006

	2006
Balance at April 25, 2006	$ 0
Contributed Capital	36,506
Net Income (Loss)	(17,025)
Balance at December 31, 2006	$ 19,481

See Notes to Financial Statements.

BROWER CAPITAL, LLC
STATEMENT OF CASH FLOWS
SHORT YEAR (NINE MONTHS) ENDED DECEMBER 31, 2006

	2006
OPERATING ACTIVITIES:	
Net Income (Loss) for the year	$ (17,025)
Net Cash Provided by (Used in) Operating Activities	(17,025)
FINANCING ACTIVITIES:	
Capital Contributions	36,056
Net Cash Provided by (Used in) Financing Activities	36,506
INCREASE IN CASH	19,481
CASH - Beginning of Year	0
CASH - End of Year	$ 19,481

See Notes to Financial Statements.

NOTE A - ORGANIZATION AND OPERATIONS

Brower Capital, LLC, formed in April of 2006, is organized as an Ohio limited liability company. The Company is in the process of obtaining approval for registration with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD) as a broker-dealer. The Company is a wholly owned subsidiary of Brower Insurance Agency, LLC.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The books and records of the Company are prepared on the accrual basis of accounting for financial reporting purposes.

Revenue Recognition

For financial reporting purposes, the Company will recognize revenue from commission income received from unaffiliated broker-dealers. The Company will not maintain any customer accounts and will not sell any securities. The Company is planning on entering into an agreement with a broker-dealer and one of its employees. This agreement will call for commission earned by the employee to be paid based on a 35% / 65% split. The employee will remain an independent contractor of the broker/dealer and receive 35% of all commissions earned on all securities transactions. Brower Capital, LLC will receive the remaining 65% of all commissions in exchange for providing support including office space, equipment, furniture, administrative support, and other services for the employee.

Income Taxes

The Company is included in the consolidated federal income tax return filed by Brower Insurance Agency, LLC (parent). The Parent has elected to be taxed as a partnership for federal tax purposes, and accordingly, its income and deductions are reported on the personal federal and state income tax returns of its principals. Therefore, no provisions for federal and state income tax have been recorded in the Statement of Income.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At various times during the year, the Company may maintain cash balances in its banks, in excess of FDIC insurable limits.

NOTE D - NET CAPITAL REQUIREMENTS

The Company will operate under the (k)(1) exemption provision of SEC Rule 15c3-3 and will not hold clients' funds or securities or directly offer any securities products. The Company is registering according to the $5,000 net capital provisions of SEC Rule 15c3-1 because of its limited nature.

NOTE E - RELATED PARTY TRANSACTIONS

The Company has entered into an Expense Agreement with Brower Insurance Agency, LLC. Brower Insurance Agency, LLC will pay all operating expenses related to both Companies since both will be operating out of one building. Brower Capital, LLC will reimburse Brower Insurance Agency, LLC for all expenses paid on its behalf every quarter. These expenses include, but are not limited to, office rent, equipment, administrative services, utilities, personnel, and any other expenses paid on its behalf.

SUPPLEMENTARY

INFORMATION

SCHEDULE I
BROWER CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

		2006
Net Capital	$	19,481
Minimum Net Capital Required		5,000
Excess Net Capital	$	14,481

See Accountants' Report on Supplementary Information.



KENTNER SELLERS

means business

Board of Directors
Brower Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Brower Capital, LLC (the Company), as of and for the short year (nine months) ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting

801 Falls Creek Drive / Vandalia, Ohio 45377 / 937.898.1376 / Fax: 937.898.1516 / www.kentnersellers.com

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kentner Sellers, LLP

Kentner Sellers, LLP
Vandalia, Ohio
January 31, 2007

END